- - -------------------------------------------------------------------------------
- - -------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            -------------------------


                                    FORM 11-K
(Mark One)
/X/               ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
              OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)
       For the period from inception (April 1, 1993) to December 31, 1993

                                       OR

/ /             TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                 OF THE SECURITIES ACT OF 1934 (NO FEE REQUIRED)
                  For the transition period from          to


                             COMMISSION FILE NUMBER
                                     1-10511

                            -------------------------


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         AMERICAN MEDICAL HOLDINGS, INC.
                        1993 EMPLOYEE STOCK PURCHASE PLAN


B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         American Medical Holdings, Inc.
                             14001 N. Dallas Parkway
                               Dallas, Texas 75240
                                 (214) 789-2220

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- - -------------------------------------------------------------------------------

                         AMERICAN MEDICAL HOLDINGS, INC.
                        1993 EMPLOYEE STOCK PURCHASE PLAN

                              FINANCIAL STATEMENTS

                                DECEMBER 31, 1993

                         AMERICAN MEDICAL HOLDINGS, INC.
                        1993 EMPLOYEE STOCK PURCHASE PLAN



                                TABLE OF CONTENTS
                                -----------------

                                December 31, 1993


                                                                           Page
                                                                           ----
Report of Independent Accountants. . . . . . . . . . . . . . . . . . . .     1

Statement of Net Assets. . . . . . . . . . . . . . . . . . . . . . . . .     2

Statement of Changes in Net Assets . . . . . . . . . . . . . . . . . . .     3

Notes to Financial Statements. . . . . . . . . . . . . . . . . . . . . .     4



Schedules not filed herewith are omitted because of the absence of conditions under which they are required.

                        REPORT OF INDEPENDENT ACCOUNTANTS








To the Participants and Compensation Committee of American Medical Holdings, Inc.
     1993 Employee Stock Purchase Plan


In our opinion, the accompanying statement of net assets and the related statement of changes in net assets present fairly, in all material respects, the net assets of the American Medical Holdings, Inc. 1993 Employee Stock Purchase Plan (the "Plan") at December 31, 1993, and the changes in its net assets for the period from inception (April 1, 1993) to December 31, 1993, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.



PRICE WATERHOUSE LLP
Dallas, Texas
September 12, 1994

                         AMERICAN MEDICAL HOLDINGS, INC.
                        1993 EMPLOYEE STOCK PURCHASE PLAN


                             STATEMENT OF NET ASSETS

                                DECEMBER 31, 1993


ASSETS
- - ------
American Medical Holdings, Inc., common stock at market value
   (118,222 shares; $.01 par value; $1,268,192 at cost)             $ 2,305,329
                                                                    -----------


Total Assets                                                        $ 2,305,329
                                                                    -----------
                                                                    -----------


PARTICIPANTS' EQUITY
- - --------------------

Participants' equity at cost                                        $ 1,268,192

Unrealized appreciation in fair value of investments                  1,037,137
                                                                    -----------

Total Participants' Equity                                          $ 2,305,329
                                                                    -----------
                                                                    -----------




                   The accompanying notes are an integral part
                         of these financial statements.

                         AMERICAN MEDICAL HOLDINGS, INC.
                        1993 EMPLOYEE STOCK PURCHASE PLAN


                       STATEMENT OF CHANGES IN NET ASSETS

       FOR THE PERIOD FROM INCEPTION (APRIL 1, 1993) TO DECEMBER 31, 1993


ADDITIONS
   Employee contributions                                         $1,393,225
   Unrealized appreciation in fair value of investments            1,037,137
                                                                  ----------

   Total additions                                                 2,430,362

DEDUCTIONS
   Employee withdrawals at cost                                      125,033
                                                                  ----------

NET INCREASE IN PARTICIPANTS' EQUITY                               2,305,329

PARTICIPANTS' EQUITY, BEGINNING OF PERIOD                                  0
                                                                  ----------

PARTICIPANTS' EQUITY, END OF PERIOD                               $2,305,329
                                                                  ----------
                                                                  ----------



                   The accompanying notes are an integral part
                         of these financial statements.

                         AMERICAN MEDICAL HOLDINGS, INC.
                        1993 EMPLOYEE STOCK PURCHASE PLAN

                          NOTES TO FINANCIAL STATEMENTS

1. PLAN DESCRIPTION

   The American Medical Holdings, Inc. 1993 Employee Stock Purchase Plan (the "Plan") was established effective April 1, 1993 to promote the interests of American Medical Holdings, Inc. and its subsidiaries (collectively, the "Company") by providing eligible employees of the Company with additional incentive to continue their employment and to increase efforts to promote the Company. The Plan provides eligible employees with the opportunity to purchase shares of the Company's common stock through payroll deductions at prices which are less than the current market price. As of December 31, 1993, 2,300,000 shares of the Company's $.01 par value common stock are reserved for issuance under the Plan. The Compensation Committee of the Company's board of directors is the Plan's administrator (the "Administrator"). The Administrator has appointed Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") as the plan trustee to keep record of, among other things, individual participant accounts. Reference should be made to the Plan for more complete information.

   Substantially all full time employees of the Company are eligible to participate in the Plan if such employee has been employed by the Company for the entire three consecutive months immediately preceding the beginning of a calendar quarter (the "Plan Quarter"). Participants may enroll in the Plan or change their payroll deductions quarterly. Participants are allowed to authorize payroll deductions in an amount not less than 1% and not more than 10% of their gross weekly earnings. No employee may acquire common stock under the Plan if such acquisition would result in ownership of 5% or more of the total combined voting power or value of all classes of stock of the Company.

   Payroll deductions are credited to the contribution account of each participant. At the end of each Plan Quarter, the amount in each participant's contribution account is applied to purchase whole shares of the Company's common stock. The purchase price per share of common stock for each Plan Quarter is equal to the lesser of 85% of the closing market price on the first or the last day of the Plan Quarter. Common stock purchased by each participant is considered to be issued and outstanding as of the close of business on the last day of business of each Plan Quarter. Stock certificates for such shares will be registered in the name of and held by the plan trustee. Upon direction by a participant, the plan trustee will sell the whole shares of common stock credited to the participant's account and deliver such proceeds, net of sales commission, to the participants.

   The entire cash balance in a participant's contribution account will be refunded, without interest and less any taxes required to be withheld, upon a participants termination of employment or participation in the Plan. In the event a participant becomes permanently disabled, dies or retires during a Plan Quarter, the disabled or retired participant or the executor of the deceased participant's estate may elect to withdraw the cash balance in the participant's contribution account. If no election to withdraw is made, the cash balance in such participant's contribution account at the time of death, retirement or permanent disability will be used to purchase shares of the Company's common stock in accordance with the terms of the Plan.

                         AMERICAN MEDICAL HOLDINGS, INC.
                        1993 EMPLOYEE STOCK PURCHASE PLAN

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

   The Company may terminate the Plan as of the beginning of any Plan Quarter. Upon termination of the Plan, the cash balance in each participant's contribution account will be promptly refunded, without interest and less any taxes required to be withheld.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   The accounting records of the Plan are maintained on the accrual basis. Investments are valued at quoted market value. The Company pays all of the Plan's administrative expenses.

   At December 31, 1993, American Medical Holdings, Inc., common stock at market as shown on the accompanying statement of net assets includes 35,998 shares issuable by the Company based on participant contributions for the Plan Quarter then ended. Such shares were issued on January 11, 1994.

3. INCOME TAX STATUS

   Management believes the Plan qualifies as an employee stock purchase plan under Section 423 of the Internal Revenue Code.

   Participants are liable for income taxes on withdrawals from the Plan in accordance with the Internal Revenue Code. Participants tax liability is more fully described in the American Medical Holdings, Inc. 1993 Employee Stock Purchase Plan Prospectus.

                                   SIGNATURES



   Pursuant to the requirements of the Security Exchange Act of 1934, the Compensation Committee of the Company has duly caused this Annual Report to be signed on its behalf by the undersigned thereunto duly authorized.



                                        American Medical Holdings, Inc.
                                        1993 Employee Stock Purchase Plan


                                             DAN W. LUFKIN
                                        -----------------------------------
                                             Dan W. Lufkin
                                             Compensation Committee



                                             HARRY J. GRAY
                                        -----------------------------------
                                             Harry J. Gray
                                             Compensation Committee



                                             MELVYN N. KLEIN
                                        -----------------------------------
                                             Melvyn N. Klein
                                             Compensation Committee



                                             WILLIAM E. MAYER
                                        -----------------------------------
                                             William E. Mayer
                                             Compensation Committee


September 12, 1994